

OFFERING MEMORANDUM

PART II OF THE OFFERING STATEMENT (EXHIBIT A TO FORM C)

September 30, 2020

MeVero, Inc.

214,000 Shares of Common Stock

MeVero, Inc. (the "Company," "we," "us", or "our"), is offering up to $107,000 worth shares of Common Stock of the Company (the "Shares"). Purchasers of Shares are sometimes referred to herein as "Purchasers". The minimum target offering is $5,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $5,000 by November 15, 2021. Unless the Company raises at least the Target Amount of $5,000 (the "Closing Amount") by November 15, 2020, no Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $107,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 15, 2021, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Common Stock Shares that can be purchased is One Thousand (1000), representing a $500 minimum investment per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Shares are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Company	MeVero, Inc., a Delaware Corporation formed on April 26, 2019. The Company's website url is http://www.mevero.com.
Corporate Address	3260 Hillview Ave, Palo Alto, CA 94304
Description of Business	MeVero, Inc. is a passion enablement company
Type of Security Offering	Common Stock at $.50 per Share
Offering Price	$.50 per Share
Target Amount of Offering	10,000 Common Stock ($5,000)
Maximum Amount of Offering	214,000 Common Stock ($107,000)
Minimum Investment per Investor	$500 unless waived by the Company
Other Offering?	We are also conducting a private offering
Offering Costs	We estimate that the costs of this offering will be approximately two thousand five hundred dollars ($2,500), including costs for attorney's and accounting fees.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than November 15, 2021, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the shares are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before November 15, 2021, this offering will terminate with no shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.
Selling Commissions	The shares will be sold by management who will receive no selling commissions or remuneration for sale of the shares.
Closings	If we reach the target offering amount ($5,000) prior to the offering deadline, we will continue to sell the shares on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated as follows; 40% user acquisition, 30% tech deployment, 30% infrastructure and manpower
Risk Factors	The Shares offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should

	carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading "**RISK FACTORS**" below.

Shares Outstanding

Class of Stock	Common Stock	Total Common	Issued
(Shares Authorized)	15,000,000	Share Equivalents	%
Common Stockholders			
Kaushik Banerjee	3,500,000	3,500,000	32.80%
Aritra Kumar Sarkar	3,500,000	3,500,000	32.80%
Dipankar Ganguly	2,000,000	2,000,000	18.74%
Meena Sriram	100,000	100,000	0.94%
Sanjay Dandekar	400,000	400,000	3.75%
Subrata Banerjee	150,000	150,000	1.41%
Vinod Baliga	150,000	150,000	1.41%
Ram Viswanathan	150,000	150,000	1.41%
Stock Incentive Plan			
Issued Shares Under the Plan	720,000	720,000	6.75%
Exercised Options Under the Plan	0	0	0.00%
Issued and Outstanding (by class)	10,670,000	10,670,000	100.00%

The price of the shares has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.


RISK FACTORS


The shares offered herein are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating the Company and its business before purchasing the shares offered hereby.

Risks Related to our Business and Industry

Investing in the Company's Common Stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in the accompanying business plan.

General Risks

Risk Factor 1: Facebook and Pinterest quickly replicating the features of MeVero - How we are Addressing: Quickly raise Investor Funds and deploy rapidly to scale up user base, speed of product feature deployment to engage users and thereby build a walled community of users.

Risk Factor 2: Theft of Technology - How we are Addressing: We are protecting our Technology through US Patents. We have filed for 2 Patents with the USPTO of which one has been published recently. We will be covering every aspect of our Proprietary Technology through Patents.

Risk Factor 3: Collapse in Advertising Revenue - How we are Addressing: We have already integrated Facebook Ad Network. Will also integrate Google AdMob Ad Network and implement an Ad mediation process to ensure high eCPM and high Ad fill rate, thereby high Ad revenue. When we get to 5 million users, we will build our own Ad Network.

Risk Factor 4: Legal cases for invasion of privacy and other cyber laws - How we are Addressing: Our Privacy Policy has been designed to be GDPR compliant and has been drafted by a Legal person who is an expert at GDPR compliance. We are also taking a Cyber Insurance to protect ourselves from legal cases.

Early Stage Development Business

MeVero, Inc., is a Start Up and was formed in April 26, 2019 as a Corporation under the laws of the State of Delaware. Accordingly, the Management Company has no history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Mevero, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a **minimum of $5,000 and a maximum of $107,000 may be realized**. Management believes that such proceeds will capitalize and sustain our company short term to allow time for the continuation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

Dependence on Management

In the early stages of its development the Company's business will be significantly dependent on the Company's management team.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign detailed in our attached Business Plan. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, members must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer Base and Market Acceptance

The Company has the possibility to be adversely affected by the negative market acceptance and adoption of its services. The Company could also be adversely affected if the marketing strategy does not create a substantial following, thus decreasing the ability to generate revenue.

Competition

The closest competitor to the Company is Pinterest.

Trends in Consumer Preferences and Ad Spending

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, competitive threats, debt service, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its services, or that the revenues from the sale of such services will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgement and discretion the investors must depend.

Control by Management

As of September 25th, 2020, the Company's Beneficial Shareholder(s) own a controlling interest of approximately 65.60% of the Company's Common Stock.

Return of Profits

The Company intends to retain any initial and future earnings to fund operations and expand the Company's business.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Common Stock for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Common Stock. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Mevero, Inc., limitations on the percentage of Common Stock sold and the manner in which they are sold. Management can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to us, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Common Stock and no market is expected to develop. Consequently, owners of the Common Stock may have to hold their investment indefinitely and may not be able to liquidate their investments or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature of Investment

An investment in the Common Stock may be long term and illiquid. As discussed above, the offer and sale of the Common Stock will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Common Stock for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Common Stock must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

No Current Market for Common Stock

There is no current market for the Common Stock offered in this private Offering and no market is expected to develop in the near future.

The shares will not be freely tradable until one year from the initial purchase date and other trading restrictions may apply as disclosed in the memorandum. Although the shares may be tradable under federal securities law, state securities regulations may apply and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our Common Stock. Because the shares have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is currently no public trading market for our Common Stock which means that you may be required to hold your shares in our Company for an indefinite period.

Our Common Stock are not quoted on either the OTC Bulletin Board or OTC Markets, and are not listed on any exchange. It is unlikely that any public market for the Common Stock will be established.

Since the Offering is being conducted on a "best-efforts" basis, we may not raise sufficient funds in this Offering for us to implement our business plan.

The amount of proceeds we receive through the sale of Common Stock in this Offering may be substantially less than the amount we require to engage in our proposed business. We are relying upon the proceeds from this Offering, and the concurrent Regulation D, Rule 506(c) offering, to fund our business plan. If we sell less than the Maximum Amount in this offering and our concurrent 506(c) offering, we will be required to seek additional funding, which may not be available. If we do not raise sufficient funds in this Offering, or if we are not able to obtain additional funding through our concurrent 506(c) offering, we may be required to modify or suspend our business plan.

Compliance with Securities Laws

The Common Stock are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act. If the sale of Common Stock were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Common Stock. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect our company as a whole, as well as any non- rescinding purchasers.

Offering Price

The price of the Common Stock offered has been arbitrarily established by our current Members, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

If the maximum amount of Shares are sold under this Offering, the purchasers under the Offering will own 1.97% of the Common Stock Shares outstanding.

If the maximum amount of Common Stock Shares are sold under this Offering, the price per Share of $.50 for 214,000 Shares for a total of $107,000.

If the minimum amount of Common Stock Shares are sold under this Offering, the price per Share of $.50 for 10,000 Shares for a total of $5,000.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand and the return(s) promised in the marketplace for the Company's investments. Management believes that the impending growth of the market, mainstream market acceptance and the targeted investments will insulate the Company from excessive reduced demand. Nevertheless, we have no control over these changes.

Regulatory, Legal and Accounting Risks

A cybersecurity attack could adversely affect our business, financial condition and reputation.

We rely on information technology and third-party vendors to support our business activities. Cybersecurity breaches of any of the systems we rely on may result from circumvention of security systems, denial-of-service attacks or other cyber-attacks, hacking, "phishing" attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions. Any material breaches of cybersecurity, or media reports of the same, even if untrue, could cause us to experience reputational harm, loss of clients and revenue, loss of proprietary data, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard clients' information or financial losses. Such losses may not be insured against or not fully covered through insurance we maintain.

We intend to invest in technology security initiatives, policies and resources and employee training. The cost and operational consequences of implementing, maintaining and enhancing further system protections measures could increase significantly as cybersecurity threats increase. As these threats evolve, cybersecurity incidents will be more difficult to detect, defend against and remediate. Any of the foregoing may have a material adverse effect on our business, financial condition and reputation.

Improper disclosure of confidential, personal or proprietary information could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal and proprietary information relating to our company, our employees and our clients. This information includes personally identifiable information, protected health information, financial information and intellectual property. If our information systems or infrastructure or those of our third-party vendors experience a significant disruption or breach, such information could be compromised. A party that obtains this information may use it to steal funds, for ransom, to facilitate a fraud, or for other illicit purposes. Such a disruption or breach could also result in unauthorized access to our proprietary information, intellectual property and business secrets.

We maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal and proprietary information. Nonetheless, we cannot eliminate the risk of human error or malfeasance. It is possible that our security controls and employee training may not be effective. This could harm our reputation, create legal exposure, or subject us to legal liability.

Significant costs are involved with maintaining system safeguards for our technology infrastructure. If we are unable to effectively maintain and upgrade our system safeguards, including in connection with the integration of acquisitions, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access.

With respect to our commercial arrangements with third party vendors, we have processes designed to require third party IT outsourcing, offsite storage and other vendors to agree to maintain certain standards with respect to the storage, protection and transfer of confidential, personal and proprietary information. However, we remain at risk of a data breach due to the intentional or unintentional non-compliance by a vendor's employee or agent, the breakdown of a vendor's data protection processes, or a cyber-attack on a vendor's information systems.

Changes in data privacy and protection laws and regulations, or any failure to comply with such laws and regulations, could adversely affect our business and financial results.

We are subject to a variety of continuously evolving and developing laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. These laws apply to transfers of information among our affiliates, as well as to transactions we enter into with third party vendors.

These initiatives could increase the cost of developing, implementing or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. In addition, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The enactment of more restrictive laws, rules, regulations, or future enforcement actions or investigations could impact us through increased costs or restrictions on our business, and noncompliance could result in regulatory penalties and significant legal liability.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to   this class of equity being sold in this Offering.

THE COMPANY AND ITS BUSINESS

The Company

MeVero, Inc. (herein referenced from time to time as the "Company"), was formed in April

26, 2019 as a Corporation under the Laws of the State of Delaware.

Business Mission

MeVero Inc's mission is to empower all human beings to follow their passions. The problem we're trying to

solve is the inability of most people to unlock resources, connections & knowledge for the pursuit of their

passions. According to our research, there's a global market of 220 million people who are keen to follow their

life's calling; but lack direction. Most of them are aged, 18-25.

Vision, Product Goals and Objectives

MeVero Inc's vision is to power a Digital Passion Economy that all human beings can plug into for

growth and meaning and turn their passions into thriving livelihoods. It is our belief that the Passion

Economy is poised to become a multi-billion dollar, 'plug & play,' global marketplace of creativity—

leveraging trends in freelance work, remote collaboration/learning and the hunger for meaning in life.

Our company's flagship product is the digital platform, MeVero. It is a Digital Passion Incubator—

providing a one-stop shop access to a community, knowledge and services personalized for the pursuit

of any passion. Think of MeVero, Inc. as 'Y-Combinator for the pursuit of any passion'.

Business Plan

The Company's Business Plan is included and attached as Exhibit B to its Form C.

Employees

We currently do not employ any persons on a full-time basis or part time basis.

Operations

MeVero, Inc. (the "Fund"), a Delaware Corporation, was formed in April 26, 2019. The Company has recently commenced operations and is beginning to implement a go to market plan to acquire additional customers to grow its platform.

OWNERSHIP AND CAPITAL STRUCTURE

Outstanding Common Stock

We currently have issued and outstanding 10,670,000 shares of the Common Stock. The maximum number of Common Stock shares issuable in this Offering is 214,000 shares of Common Stock, which would represent 1.97% of the issued and outstanding Common Stock shares.

Valuation

The offering price of the shares being is based on a price per Common Stock share. The price per each Common Stock share is $.50.

Restricted Securities

The shares purchased in this offering are restricted securities. For one year, the shares can only be resold:

- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Exempt Offering

The Company is conducting this Offering which is being conducted under the Section 4(a)(6) Exemption. Proceeds from this Offering will be used to fund our business operations.

<h1 style="text-align:center">DESCRIPTION OF SECURITIES</h1>

Common Stock

We are issuing Common Stock of the Company (common voting right with 1 vote per share).

Transfer Agent

The Company has not appointed a share transfer agent at this time. The following is the process of the Company to issue shares of Common Stock pursuant to this Offering.

- Upon receipt of the funds of the Offering from the escrow agent, the board of directors will approve the issuance of the Common Stock;
- After approval by the board, the cap table of the Company will be updated;
- Simultaneously, the Company will issue electronically executed stock certificates to each Common Stockholder.

<h1 style="text-align:center">FINANCIAL STATEMENTS, DEBT AND FINANCIAL CONDITION</h1>

Financial Statements

Financial information and Management Certification is included as Exhibit C to the Company's Form C.

Debt

The Company has the following Debt Outstanding and associated Maturity Schedule as follows:

DATE OF LOAN	AMOUNT OF LOAN	LENDER	DATE OF REPAYMENT
26-07-2019	250	ARITRA SARKAR	31-12-2021
16-12-2019	7000	KOUSHIK CHAKRABORTY	31-12-2021
10-01-2020	6969	KOUSHIK CHAKRABORTY	31-12-2021

Financial Condition

Mevero Inc, has not yet commenced operations and was formed on April 26, 2019 as a Corporation under the laws of the State of Delaware.

USE OF PROCEEDS

We expect that the proceeds of this offering would be $107,000 if the target offering amount is reached. We estimate that the costs of this offering will be approximately $2,500. The expenses to be incurred in developing and pursuing our business plan cannot be predicted with any degree of certainty. Moreover, although we have identified generally how we expect to use the proceeds from this offering, management will have broad discretion in determining the specific uses of the proceeds and it may find it necessary or advisable to reallocate the net proceeds or use portions thereof for other purposes. You will not have the opportunity to evaluate the economic, financial and other information on which decisions on how to use the proceeds are based. As a result, the Company's success will be substantially dependent upon the discretion and judgment of the Company's management with respect to the application and allocation of the net proceeds of this Offering.

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available if and when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance Failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available in the investor portal section on its website at http://www.mevero-investors.com. The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

Additional Material Information

The Company represents that there is not any material information necessary in order to make the statements made in this Offering Statement, in light of the circumstances under which they were made, not misleading.

MANAGEMENT

Current Officers and Directors

The MeVero team comprises of:

1. Mr. Aritra Kumar Sarkar- Co-founder & Director

Aritra is a writer, philosopher, technologist who has been living the dream writing three graphic novels and forming Wedoria Technologies Private Limited (India). He is also a skilled marketer who led his former company's integrated marketing division to national award winning glory.

2. Mr. Kaushik Banerjee- Co-founder / C.E.O. / President

Kaushik is a Mechanical Engineer and an alumnus of IIM Lucknow with 26 years of sales and marketing experience across FMCG, Telecom, Media, FMCD and Building Materials. He set up the digital business for one of India's largest media companies.

3. Mr. Dipankar Ganguly- Co-founder / C.T.O. / Director

Dipankar has 25+ years of global IT experience and has served in different technology leadership roles at companies such as iGate, Tata Unisys. He has served as the CTO of TORANUMANA, a San Diego based cryptography and security firm, where he was instrumental in founding one of India's first vernacular audiobook company.

4. Ms. Susmita Biswas- C.F.O.

Susmita has 5+ years of financial management experience. Her journey began with joining Team MeVero in 2015 with expertise in matters of Indian and International taxation and financial management.

5. Mr. Saurabh Nathany- Secretary

Saurabh is the secretary and legal advisor to the Company. Saurabh advises high growth technology startups in the Silicon Valley and Texas on financings and private securities offerings.

Related Person Transactions

From time to time we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company and its Managers may have other business interests and may engage in other activities in addition to those relating to the Company. The Manager has a duty to disclose conflicts of interest that may exist between the interests of the Manager and its Affiliates and the interests of the Company.

CROWDSOURCE FUNDED INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your shares of Common Stock. At that point, you will be an investor in the Company.

Crowdsource Funded Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no shares will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive shares in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number;

2. Employment and employer information;

3. Net worth and income information;

4. Social Security Number or government-issued identification; and

5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,140 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, let Crowdsource Funded know by emailing Tim Hogan at tim@crowdsourcefunded.com. Please include your name, the Company's name, the amount, the investment number if applicable, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor and shareholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC;

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record;

3. The Company has filed at least three annual reports, and has no more than $10 million in assets;

4. The Company or another party repurchases or purchases all the shares sold in reliance on Section 4(a)(6) of the 1933 Act; or

5. The Company ceases to do business.

However, regardless of whether the Company has terminated its ongoing reporting requirements per SEC rules, Crowdsource Funded works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to Crowdsource Funded at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my shares after buying them?

Shares purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Shares;

2. To an accredited investor;

3. As part of an offering registered with the SEC; or

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your shares. Currently, there is no market or liquidity for these Shares and it may be some, if ever, time before the Company lists these shares on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____

(Signature)

_____

(Name)

_____

Kaushik Banerjee

(Co-founder & C.E.O.)